INN OF THE MOUNTAIN GODS RESORT AND CASINO

287 Carrizo Canyon Road

Mescalero, New Mexico 88340

December 16, 2020

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jacqueline Kaufman

Re:	Forms T-3 for each of Inn of the Mountain Gods Resort and Casino, Casino Apache, Casino Apache Travel Center, Inn of the Mountain Gods and Ski Apache

Dear Ms. Kaufman:

Inn of the Mountain Gods Resort and Casino (the “Company”) and each of the other applicants of the below-referenced Forms T-3 hereby request that the effectiveness of such Forms T-3 be accelerated to 10:00 a.m. EDT on December 18, 2020, or as soon as practicable thereafter:

1)	Inn of the Mountain Gods Resort and Casino Application for Qualification of Indenture on Form T-3 filed November 19, 2020 (File No. 022-29090)

2)	Casino Apache Application for Qualification of Indenture on Form T-3 filed November 19, 2020 (File No. 022-29090-03)

3)	Casino Apache Travel Center Application for Qualification of Indenture on Form T-3 filed November 19, 2020 (File No. 022-29090-02)

4)	Inn of the Mountain Gods Application for Qualification of Indenture on Form T-3 filed November 19, 2020 (File No. 022-29090-01)

5)	Ski Apache Application for Qualification of Indenture on Form T-3 filed November 19, 2020 (File No. 022-29090-04)

Each of the undersigned hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve it from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•	it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this request, please do not hesitate to contact Gary Kashar at (212) 819-8223 or Henrikki Harsu at (212) 819-7628 of White & Case LLP.

Sincerely,

INN OF THE MOUNTAIN GODS RESORT AND CASINO

	By:	/s/ Frizzell J. Frizzell Jr.
	Name:	Frizzell J. Frizzell Jr.
	Title:	Chief Operating Officer

CASINO APACHE

	By:	/s/ Frizzell J. Frizzell Jr.
	Name:	Frizzell J. Frizzell Jr.
	Title:	Chief Operating Officer

CASINO APACHE TRAVEL CENTER

	By:	/s/ Frizzell J. Frizzell Jr.
	Name:	Frizzell J. Frizzell Jr.
	Title:	Chief Operating Officer

INN OF THE MOUNTAIN GODS

	By:	/s/ Frizzell J. Frizzell Jr.
	Name:	Frizzell J. Frizzell Jr.
	Title:	Chief Operating Officer

SKI APACHE

	By:	/s/ Frizzell J. Frizzell Jr.
	Name:	Frizzell J. Frizzell Jr.
	Title:	Chief Operating Officer